October 21, 2005

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Brad Skinner
Mark Kronforst
Stathis Kouninis

	Re:	Quantum Corporation
Form 10-K for the fiscal year ended March 31, 2005
File No. 1-13449

Ladies and Gentlemen:

        Quantum Corporation (the "Company") submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the "Staff") received by letter dated September 20, 2005 relating to the Company's Form 10-K for the fiscal year ended March 31, 2005.

        In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response.

10-K for the Fiscal Year Ended March 31, 2005

Critical Accounting Policies, page 17

1.

We note that you apply certain critical accounting policies that have affected your financial results due to the changes in the underlying estimates and assumptions.  For example, we note that your results have been affected in the past by changes to estimates related to warranties, restructuring activities, and contingent tax exposures.  Please tell us how you considered disclosing how accurate your estimates have been in the past, how much the estimates have changed, and whether your estimates are reasonably likely to change in the future.  Address how you have analyzed your estimates’ specific sensitivity to change and whether you have provided appropriate quantitative information that is reasonably available.  Refer to Section V of SEC Release 33-8350 for further guidance

Response:

Our accounting judgments are based upon both internal and external factors, many of which are uncertain at the time that we must make the judgment.  The Company has critical accounting policies for warranties, restructuring activities, contingent tax exposures, revenue recognition, inventory valuation, and estimates of impairment for goodwill and intangible assets.  On a quarterly basis, the Company reviews prior estimates against the current estimates and analyzes the reasons for changes including changes in underlying assumptions.  Changes in assumptions can occur and are typically due to conditions that did not exist previously nor were anticipated and reasonable quantitative information was not available at the time of the estimate. For our critical accounting policies, significant changes in estimates are disclosed in our 10-K.  The significant changes in estimates are discussed below.

•

Warranties include estimates related to current year units and prior years’ units under warranty.  A component of the warranty estimate is the average cost to repair that is based on both a review of historical data and anticipated future costs.  For example, as discussed on pages 16 and 21 of our 2005 10-K for the fiscal year ended March 31, 2005, the average cost to repair our products increased relative to our fiscal year ended March 31, 2004 due to the increased volatility in repair drive volume for fiscal year 2005. The fiscal year 2005 warranties estimate therefore included a $3.1 million adjustment for warranties issued in the prior fiscal year based upon this increase.  This adjustment is also disclosed in Note 10 to the financial statements.

•

Restructuring activities are subject to SFAS no. 112 and are recorded at the date of the Company’s commitment to an exit plan.  At the time of each event, a firm plan is put in place and approved, and all circumstances and assumptions available at the time that the commitment is made are evaluated to calculate a reasonable estimate.  On a quarterly basis, these circumstances and assumptions are reassessed and the estimate is revised as necessary to reflect any new or different information or assumptions that have arisen since the time of the prior estimate. For example, as noted on pages 24 and 60 of our fiscal year 2005 10-K, a portion of our expected severance and benefits, and facilities costs were reversed due to conditions that did not previously exist.

•

Contingent tax accruals are reviewed on a quarterly basis and estimates are revised based upon new information that was not available at the time of the estimate.  Contingent tax accruals are estimated based upon whether it is probable that a future tax benefit cannot be taken.  If it is not probable, then the future tax benefit is reserved as a contingent tax accrual.  Contingent tax accruals are reviewed on a quarterly basis and estimates are revised based upon new information that was not available at the time of the prior estimates.  For example, as discussed on page 27 of our 2005 10-K,  $15.6 million of the contingent tax accrual was reversed due to the execution of a Settlement Agreement with Maxtor Corporation well as the resolution of the Internal Revenue Service’s audit of the Company’s fiscal years ending March 31, 1997, 1998, and 1999.

•

Goodwill and intangible assets are assessed quarterly.  As discussed on page 25 of our 2005 10-K, in 2003, there were charges related to the adoption of SFAS No. 142 and also impairment charges primarily caused by the deterioration in the market values of comparable companies and a reduction in anticipated future cash flows.  Although an analysis is done quarterly and assumptions are changed according to outside market conditions as well as company performance, the assumptions have not resulted in additional impairment charges since fiscal 2003.

Liquidity and Capital Resources, page 29

2.

We note that you do not appear to provide explanations of the underlying reasons for changes in your operating assets and liabilities that significantly affect your operating cash flows each period.  Explaining the reasons for significant changes in balance sheet items such as your accounts receivable and other assets and liabilities would assist readers in assessing the quality of your cash flows.  Please explain to us how you have complied with Section IV.B.1 of SEC Release 33-8350.

Response:

With respect to the fiscal year ended March 31, 2005, the increase in accounts receivable from our fiscal year ended March 31, 2004 was primarily due to the additional accounts receivable associated with the Certance acquisition, partially offset by lower revenue from Quantum products. On page 20 of our 10-K, we discussed the decrease in our revenue levels from the prior fiscal year.  Income taxes payable was lower compared to the prior fiscal year primarily due to release of a contingent tax accrual related to the execution of a Settlement Agreement with Maxtor Corporation on December 23, 2004 as well as the resolution of the Internal Revenue Service’s audit of our fiscal years ending March 31, 1997, 1998, and 1999.  We have disclosed the material terms of the release of contingent tax accrual on page 27 of our 10-K for the fiscal year ended March 31, 2005.  The decrease in accrued warranty primarily reflected a decrease in the installed base; the decrease in the installed base is mentioned on page 20.  Cash used in paying down other liabilities reflected the impact of lower levels of operating expenses, which in turn result in lower liabilities associated with these balances.  On pages 22 – 23, we discussed the decrease in our operating expense levels from the prior fiscal year.

We believe that our disclosures comply with Section IV.B.1 of SEC Release 33-8350 since readers are able to infer the relationship between various factors affecting our balance sheet accounts and levels of revenue and expenses in our 10-K.  However, in future filings, we will enhance our disclosure with explanations of the underlying reasons for changes in our operating assets and liabilities that significantly affect our operating cash flows each period.

Revenue recognition, page 50

3.

Please explain to us the extent to which software is provided with, or embedded in, your products. Indicate whether you have recognized any portion of your revenue in accordance with SOP 97-2 and explain to us how you considered paragraph 2 of the SOP as it applies to any of your product offerings that include software.

Response:

Paragraph 2 of SOP 97-2 states that “this SOP provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. fn 1 It should be applied to those activities by all entities that earn such revenue. It does not apply, however, to revenue earned on products or services containing software that is incidental fn 2 to the products or services as a whole.

Footnote 2 of SOP 97-2 Software Revenue Recognition states that “Indicators of whether software is incidental to a product as a whole include (but are not limited to) (a) whether the software is a significant focus of the marketing effort or is sold separately, (b) whether the vendor is providing post-contract customer support, and (c) whether the vendor incurs significant costs that are within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.

The following describes the nature of the software provided with, or embedded in, our products:

•

DLTSage is a suite of predictive and preventive management software tools that help customers to diagnose, plan, and manage their tape storage investments.  It monitors and reports on certain tape drive performance metrics to allow the customer to know whether the drives are performing optimally.

•

DLTIce enables customers to configure the tapes used in the DLT drives as WORM (Write-Once, Read Many).  This software essentially facilitates the format in which information is stored on and retrieved from DLT tape cartridges.

•	The software embedded in DLTxchange enables the exchange of High Definition and Standard Definition video assets among professional video applications and systems.
•	The software provided with the DX series of products is a system firmware and provides the functionality similar to a tape library by improving backup and restoring performance and reliability.

The above software provided with, or embedded in, our products is incidental to the functionality of our product as a whole due to the following reasons:

•	Quantum sells storage devices, not software.
•	The software is not sold separately.
•	In general, customers cannot use Quantum’s software after they cease using Quantum’s storage devices.
•	There is no commitment to provide post contract support, and Quantum has historically not provided any such support for the software.
•	Quantum does not incur significant costs within the scope of FAS 86.
•

Quantum’s marketing and promotion efforts are primarily focused on the hardware enhancements or changes, not the software itself. For certain products with embedded software, Quantum’s marketing materials do not even discuss the software that is embedded.

Therefore, we have concluded that the software is outside the scope of SOP 97-2.  Quantum quarterly reassesses relevant facts and circumstances to determine whether a change in the accounting literature followed is warranted.

4.

Please tell us more about your revenue recognition policy related to royalties.  Describe the material terms of your royalty arrangements and explain how you meet the applicable criteria in order to recognize this revenue.  Refer to the authoritative literature that support your revenue recognition and explain how you comply with that literature.

Response:

We recognize revenue from royalties when the following four criteria are met in accordance with paragraph 1 of SEC SAB 104, Revenue Recognition:

•	Persuasive evidence of an arrangement exists,
•	Delivery has occurred,
•	The seller's price to the buyer is fixed or determinable, and
•	Collectibility is reasonably assured.

Our royalty arrangements are represented by master contracts.  Under these master contracts, we have licensed certain intellectual property to third party manufacturers, allowing them to manufacture and sell certain products (e.g., DLTtape, SDLTtape and LTO format tape cartridges) using the licensed intellectual property.  As consideration for licensing this intellectual property, our licensees pay us a per-unit royalty for sales of their products that incorporate the licensed technology.

In accordance with our royalty arrangements, our licensees provide us with unit reports that include the quantity of units sold to end users that are subject to royalties, on a periodic basis.  We recognize revenue based on the unit reports, which are provided to us in a timely fashion.  The unit report substantiates that the delivery has occurred. We then measure our royalty revenue by multiplying the units sold per the unit reports by the royalty per unit.  In accordance with the royalty agreements, royalty payments to us from our licensees are made on a per unit basis at a stipulated per unit amount and therefore, the price is fixed or determinable.  These reports have been accurate as evidenced by the subsequent collection of royalty payments as compared with the unit reports.

Note 7. Special Charges, page 59

5.

Please explain to us why you began to account for severance charges in accordance with SFAS 112 in the second quarter of fiscal 2005.  Describe the changes from your previous restructuring activities and explain how those changes resulted in your accounting for these charges in accordance with SFAS 112.

Response:

Up until Q2 FY05, Quantum recorded restructuring charges under FAS 146 guidance, as it had not established a past practice of providing similar termination benefits in connection with its various restructuring efforts.   Due to economic conditions, Quantum reduced the termination benefits substantially over the years prior to Q2 FY05.  Throughout this period, in response to continually declining revenue, Quantum continued to revise and change the benefit formulas that it used to determine termination benefits for its various employee groups.   Additionally, in Q1FY05, Quantum did not anticipate that any future restructurings would be required, believing that the end of Q1FY05 marked the completion of the process to adjust the Company’s cost structure to a level appropriate in light of the Company’s anticipated reduced revenue levels.  As such, the termination benefits that Quantum provided prior to Q2 FY05 had been treated as one-time termination benefits under FAS 146.

However, during Q2 FY05, revised Quantum forecasts indicated that future restructurings were likely due to a continued decline in revenue and that future restructurings would likely involve termination benefit arrangements similar to those that were offered in the Q1FY05 restructuring plan.  The Q2FY05 termination benefit packages were the same as the Q1 FY05 termination benefit packages, and subsequent termination benefit packages were, to the extent that future restructurings were to occur, expected to remain the same or substantially similar in the foreseeable future. Restructuring benefits subsequent to Q2FY05 were the same except for those terminated employees in countries that had different statutory labor requirements for termination benefits.

SFAS 112 states that post-employment benefits that meet the conditions in paragraph 6 of Statement 43 shall be accounted for in accordance with that Statement. Paragraph 6 of Statement 43 states:

An employer shall accrue a liability for employees' compensation for future absences if all of the following conditions are met:
a.	The employer's obligation relating to employees' rights to receive compensation for future absences is attributable to employees' services already rendered,

b.	The obligation relates to rights that vest or accumulate,

c.	Payment of the compensation is probable, and

d.	The amount can be reasonably estimated.

Footnote 7 of FAS 146 states that absent evidence to the contrary, an ongoing benefit arrangement is presumed to exist if an entity has a past practice of providing similar termination benefits.

Given that Quantum provided the same restructuring benefits in Q1FY05 and Q2FY05, and similar termination benefits were provided in subsequent restructuring actions,  we believe that Quantum has established a past practice of providing similar termination benefits effective Q2 FY05.  The post-employment benefits (severance) were for services already provided and the amount of severance is based on years of service.  Quantum’s severance pay practices matrix is available to employees on the Quantum intranet website, enabling employees identified for termination to determine the expected severance benefit.   The amount of the severance benefit can be estimated once the employees are identified in each restructuring action and management approves the restructuring action.   The payments are, therefore, probable and generally paid within a year.   Accordingly, Quantum’s termination benefits were accounted for under SFAS 112 beginning in Q2FY05.

GAAP to Non-GAAP Reconciliation of Consolidated Statements of Operations, pages 79 through 82

6.

It is unclear to us why your non-GAAP presentation is useful to investors.  For example, we assume that your use of the acquired technology, trademark and customer list assets is relevant to your performance and the recurring amortization does not appear dissimilar, for purposes of assessing your performance, to depreciation on acquired tangible assets.  Please explain to us why the expense allocation reflecting the use of these assets should not be considered in assessing core operating performance, but the revenue generated from using these assets should be considered.  In addition, clarify for us why excluding the special charges from your non-GAAP measures is appropriate considering that these charges are recurring and the related restructuring activities appear to be relevant to your future performance.  Refer to Item 10(c)1(C) of Regulation S-K and Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) and explain to us why you believe that each adjustment made to your GAAP results is appropriate and that the related disclosures are adequate.

Response:

The Company believes that the non-GAAP financial presentation provides useful and supplemental information to investors regarding the performance of the Company’s business operations and facilitates comparisons to our historical operating results.  The non-GAAP financial presentation has been particularly useful over the last few years, because it allows investors and management to better understand the fundamentals of the Company’s business during a time of significant change, through acquisitions and other large transitions.  In fact, investors have been explicit in telling us that, at least in part, they view and monitor our business in this manner.  Quantum management regularly uses  a non-GAAP financial presentation internally to understand, manage, and evaluate its business and make operating decisions.   Management also uses this information in its budgeting and forecasting activities.

We believe that in measuring Company performance, it is useful to exclude the amortization related to the acquisition of technologies, trademarks and customer list assets.  We have excluded these costs because management cannot influence the timing and amount of future expense recognition.  This provides better visibility into the components of cost of revenue and operating expenses.  We believe the revenue is directly related to our sales efforts and should be included in measuring company performance.

Management believes that it is useful in measuring Quantum’s operations to exclude special charges related to restructuring activities, as these costs are not part of the Company’s core operations.  As discussed on pages 24 and 59 of our 2005 10-K, we have taken major steps to return to profitability following the sale of the HDD business and decline in revenues.  The nature of the significant restructuring activities relates to the outsourcing of manufacturing and service functions and rationalization of headcount and facilities as a result of various acquisitions.  Additionally, in response to market conditions that were outside of our strategic plan, operations were streamlined and facilities were consolidated which resulted in workforce reductions.  Management believes that these past restructuring charges are historical and not tied to future restructurings or performance.

As noted in our fiscal year 2005 10-K, other non-GAAP adjustments included a gain on a sale of an equity investment, an income tax benefit related to a Maxtor settlement, IPR&D, the impact of an inventory adjustment to fair value, and a release of an expired liability.  Similar to amortization related to the acquisition of technologies, trademarks and customer list assets and special charges as discussed above, we believe the exclusion of these gains and charges provides investors with management’s view of the company’s core performance and financial trends.

Overall, the non-GAAP financial presentation is information management itself uses to further analyze the Company’s performance, core results and trends, and we believe and have been told by investors that is it helpful for them as well.

7.

We note that you disclose several non-GAAP measures as a result of presenting a full statement of operations on a non-GAAP basis.  Each line item, subtotal and total affected by your adjustments represents a separate measure for which you must provide specific and meaningful disclosures in order to comply with the guidance provided in Item 10(e)(1) of Regulation S-K and the related FAQ.  Please explain to us how you concluded that your current disclosure is adequate for each individual non-GAAP measure presented.

Response:

In addition to the five outright prohibitions of the use of non-GAAP financial measures set forth in Item 10(e)(1)(ii), Item 10(e)(1) of Regulation S-K requires that, when a registrant uses non-GAAP financial measures in its filings with the SEC, the registrant’s presentation of non-GAAP financial measures must include (in pertinent part) the following:

1.	“A presentation, of equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;”

2.

“A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP financial measures presented . . . of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section;”

3.

“A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial information provides useful information to investors regarding the registrant’s financial condition and results of operations;” and

4.

“To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this section.”

In our 10-K for our fiscal year ended March 31, 2005, we provided in a statement of operations format a GAAP to non-GAAP reconciliation for each of the four fiscal quarters that comprised our fiscal year ended March 31, 2005 and an additional reconciliation for the twelve-month period that comprised our fiscal year ended March 31, 2005.

We concluded that our GAAP to non-GAAP reconciliation presentation in our 10-K satisfied the “equal or greater prominence” requirement of Item 10(e)(1) of Regulation S-K because we placed each non-GAAP financial measure directly next to the corresponding GAAP financial measure and included between those two measures the specific adjustment necessary to reconcile the two measures.  We considered this placement of the GAAP financial measure, the reconciliation amount and the non-GAAP financial measure to be a presentation that gave the GAAP financial measure “equal or greater prominence” relative to the non-GAAP financial measure.  In addition, we placed all five of our GAAP to non-GAAP reconciliation tables in our 10-K after our audited financial statements and the notes thereto, which, in the context of the overall structure of our 10-K filing, we believed gave our audited financial statements greater prominence than the non-GAAP financial measures.

We concluded that our GAAP to non-GAAP reconciliation presentation in our 10-K satisfied the “quantitative reconciliation” requirement of Item 10(e)(1) of Regulation S-K because, for each specific non-GAAP financial measure, we included the reconciliation amount and the comparable GAAP financial measure.  As an example, in our non-GAAP reconciliation table for the three months ended June 27, 2004, under “cost of revenue”, we first disclosed the GAAP number ($114,636), we then disclosed the adjustment figure that removed certain costs associated with amortization of intangible assets ($2,975) and then disclosed the non-GAAP financial measure ($111,661). We presented similar reconciliation for each of the other line items in the five statements of operations reconciliation tables.

We concluded that our GAAP to non-GAAP reconciliation presentation in our 10-K satisfied the “statement of reasons why” requirement of Item 10(e)(1) of Regulation S-K because of the disclosure that we included in paragraphs two and three of the preface to the reconciliation tables in our 10-K. First, as we explained in those prefacing paragraphs, we wanted to disclose to the public those financial measures that our management uses to assess our operating performance and evaluate and make decisions, including decisions regarding staffing, future management priorities and how we will direct future operating expenses. Second, we explained that the non-GAAP financial measures facilitated management's internal comparisons to our historical operating results and also comparisons to our competitors' operating results.  Third, we explained that we have historically reported similar non-GAAP financial measures to our investors and believe that the inclusion of comparative numbers provides consistency in the company’s financial reporting at this time. In this regard, many of our investors have asked us for the non-GAAP financial information that we have included in our reconciliation table.  These explanations related to all of the non-GAAP financial measures that we included in our reconciliation tables.

Regarding the “additional reasons, if any” requirement of Item 10(e)(1) of Regulation S-K, we did not have any additional reasons for disclosure of the non-GAAP financial information other than as already set forth in our 10-K.

For each line item, subtotal and total included in our reconciliation tables, we provided the actual reconciliation amount and, through the use of the alphabetic key at the bottom of the reconciliation tables, we indicated the origin of the allocated reconciliation amount (e.g., amortization of intangibles, special charges, gain on sales of equity investments).  In this regard (and again using our non-GAAP reconciliation table for the three months ended June 27, 2004), we believed that, by allocating the amortization of intangibles amount among our various statement of operations line items to show adjusted cost of revenue, adjusted research and development, adjusted sales and marketing, adjusted general and administration and adjusted special charges rather than simply report one non-GAAP financial measure (i.e., adjusted net income), we were providing investors with more and better information with which to assess our performance.

Therefore, we concluded that the non-GAAP financial measure disclosure in our 10-K satisfied the requirements of Item 10(e)(1) of Regulation S-K.

Nevertheless, after further consideration, we have decided not to include a full statement of operations on a non-GAAP basis in our future filings. In future filings, we will only disclose those non-GAAP financial measures that we actually use in our filings and will provide specific and meaningful disclosure for each such non-GAAP financial measure in order to comply with the guidance provided in Item 10(e)(1) of Regulation S-K and the related FAQs.

Statement of the Company

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that you will find the foregoing responsive to the Staff's comments.  If you have any further questions or comments, please direct these to me at 408-944-6500.  In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at 408-944-6501.  Thank you for your assistance.

        Sincerely,

/s/ EDWARD J. HAYES, JR.

Edward J. Hayes, Jr.
Executive Vice President, Finance and Chief Financial Officer
Quantum Corporation